                                                                     Exhibit 4.2

         [Certain portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2
              under the Securities Act of 1934, as amended. Omitted
          portions: Sections 3.1.1. (in part) and 3.1.2 (in part). The omitted portion has been filed separately with the Securities and Exchange Commission.]

                         PRIVATE LABEL SUPPLY AGREEMENT

          THIS PRIVATE LABEL SUPPLY AGREEMENT ("Agreement") is made as of June 4, 2002 ("Effective Date"), by and between Unilens Corporation, having offices at 10431 72nd Street North, Largo, Florida 33777 (hereinafter "Unilens") and Bausch & Lomb Incorporated, having offices at One Bausch & Lomb Place, Rochester, New York 14604 (hereinafter "B&L"),

          WHEREAS, B&L manufactures, markets, distributes and sells throughout the world various products under trademarks owned by B&L and/or its Affiliates;

          WHEREAS, Unilens desires to purchase one of B&L's products to be sold in the Territory (as defined below) using Unilens' trademark;

          NOW, THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the parties agree as follows:

          1. Definitions. Any capitalized term not specifically defined in this Agreement shall have the meaning set forth in the License Agreement (defined below).

          1.1. Affiliate. Affiliate shall mean any person that is controlled by, controls, or is under common control with a party to this Agreement. Control as used in this definition shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management of a Person, whether through ownership of voting securities, by contract or otherwise.

          1.2.  Annual Period. Annual Period shall mean each consecutive twelve
(12) month period starting with the first day of the month in which the Product is first shipped to Unilens for commercial sale in the Territory.

          1.3. Cost. Cost shall mean B&L's standard cost of manufacturing the Product, which will include direct labor, direct and variable materials (including scrap), freight, variable overhead, an allocation to fixed overhead, and yield losses, plus or minus reasonable manufacturing variances, all determined in accordance with generally accepted accounting principles applied consistently and in accordance with existing and demonstrable B&L practices.

          1.4.  Firm Order. Firm Order shall have the meaning set forth in
Section 2.1.

          1.5. License Agreement. License Agreement shall mean the patent license agreement dated October 25th, 2001 between Unilens and B&L.

          1.6. Product. Product shall mean a cast-molded polymacon contact lens embodying the Unilens Technology or covered by the Unilens Patent Rights to be manufactured for sale within the Territory (defined below). Unilens Technology and Unilens Patent Rights shall have the meanings set forth in the License Agreement.

          1.7. Rolling Forecast. Rolling Forecast shall have the meaning set forth in Section 2.1.

          1.8. Specifications. Specifications shall mean the chemical, physical and descriptive criteria set forth on Attachment 1.8.

          1.9. Significant Competitor. Significant Competitor shall mean either (i) Alcon, Allergan, Ciba Vision, CooperVision, Essilor, Johnson & Johnson, LaserSight, Menicon, Nidek, Novartis, Ocular Sciences, Inc., Paragon, Santen, Senju, VISX, Zeiss, and their affiliates, successors, or assigns, or
(ii) any person or entity with annual gross sales of contact lens products of over twenty-five million dollars ($25,000,000). B&L may modify the list in 1.8(i) annually on written notice to Unilens.

          1.10. Territory. Territory shall mean the United States, its territories and possessions.

          1.11. QSRs. QSR shall mean the Quality System Regulations regulations promulgated by the FDA pursuant to the Federal Food, Drug and Cosmetic Act currently in effect and as may be amended from time to time during the term of this Agreement.

          2.    Manufacturing, Ordering and Acceptance

          2.1. Ordering Through Submittal of Rolling Forecast. Unilens shall use B&L as its exclusive supplier of sale units and trial units of the Product throughout the term of this Agreement. B&L shall begin supplying Unilens with sale units and trial units sixty (60) days after receiving Unilens' Rolling Forecast and approved labeling, package inserts and packaging; provided, however, that B&L shall not be required to ship sale units or trial units earlier than ninety (90) days after the Effective Date. Upon execution of this Agreement and on the first day of each month thereafter, Unilens will provide B&L with a written eighteen (18) month rolling forecast of quantities of Product that Unilens expects to purchase during the next eighteen (18) months ("Rolling Forecast"). The first three (3) months of each Rolling Forecast shall be binding upon Unilens and shall constitute a firm purchase order for the Product indicated for such months ("Firm Order"). All Firm Orders shall identify specific SKU's, including but not limited to, trial units, sale units, powers, pack configurations, etc. The remainder of the Rolling Forecast shall be used for planning purposes only. Monthly orders in each month of the Firm Forecast shall not exceed one-twelfth (1/12) of the Total Annual Units or ten percent (10%) of the applicable month's annual capacity, whichever is greater. Notwithstanding the above, except as set forth in Section 3.1, Unilens shall not be permitted to exceed the Total Annual Units or ten percent (10%) of annual capacity, whichever is greater, in any Annual Period.

          2.2. Acceptance by Order Acknowledgment. B&L will provide a written acknowledgment, either confirming the Finn Order or stating any mutually agreed upon changes to the Firm Order. Subject to the terms of Section 2.3, unless otherwise agreed in writing by the parties, B&L shall use reasonable commercial efforts to deliver the amount of Product set forth in the Firm Order within ninety (90) days of receipt of the Firm Order. Except in the event of Force Majeure, if B&L fails to fulfill a confirmed Firm Order as set forth in this Section, the remainder of such order shall be delivered in the next month at a five percent (5%) discount on the previously undelivered units. In the event of any conflict between the terms of this Agreement and any purchase order or acknowledgement form, the terms of this Agreement shall control. B&L may ship up to ten percent (10%) over or under by SKU in any order, but B&L shall invoice Unilens at the actual number of units shipped. The ten percent (10%) variance shall not make Unilens eligible for the five percent (5%) discount.

          2.3. Annual Quantities. Exhibit 2.3 sets forth the number of units of Product Unilens may purchase in each Annual Period during which this Agreement is in effect. The parties may discuss permitting Unilens to order additional Product in any Annual Period, but such Product will be sold at the increased costs set forth in Section 3.1 and its availability shall be dependent on B&L's capacity constraints.

          2.4. Additional Limitations. Nothing in this Agreement shall require B&L to supply Unilens with contact lenses made of any material other than polymacon or to supply Unilens with Products separately labeled for Unilens customers with Unilens customer brands.

          3.    Price and Payment

          3.1.  Price.

                3.1.1. Subject to the limitations in Section 2.3, the price for sale units of the Product shall be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.]. To the extent Unilens seeks to purchase and B&L agrees to provide sale units in excess of the Total Annual Units set forth in
Exhibit 2.3 for any Annual Period, the price for such sale units will be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] per unit. If B&L agrees to permit Unilens to purchase sale units in excess of the Total Annual Units set forth in Exhibit 2.3 for any Annual Period and B&L's most recent sales forecast indicates B&L will need [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] of B&L's remaining annual capacity, then the price for the additional sale units shall be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] per unit.

                3.1.2. Subject to the limitations in Section 2.3, the price for trial units of the Product shall be Cost only. To the extent Unilens seeks to purchase and B&L agrees to provide trial units in excess of the limits set forth in Exhibit 2.3 for any Annual Period, the price for such trial units will be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] per unit until the total unit allocation for the Annual Period is exceeded, at which point the price for trial lenses shall be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] per unit. If at the time the Total Annual Units for the Annual Period is exceeded by the purchase of trial lenses, B&L's most recent sales forecast indicates B&L will need [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] of B&L's remaining annual capacity, then the price for trial units shall be Cost [Omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Securities Act of 1934, as amended. The omitted portion has been filed separately with the Securities and Exchange Commission.] per trial unit.

                3.1.3. B&L shall advise Unilens of Cost and estimated annual capacity limits on an annual basis. The annual capacity amount shall be broken down by month, to the extent possible. Information regarding Cost and capacity limits shall be considered Confidential Information under Section 11 of the License Agreement.

          3.2. Payment. B&L will invoice Unilens at its designated address upon shipment of the Products. Invoice amounts shall be due and payable within forty-five (45) days of the date of the invoice. Unilens agrees not to make any deductions of any kind from any payment becoming due to B&L unless Unilens has received an official credit memorandum from B&L authorizing such deduction. Notwithstanding the above, Unilens may take such deduction under the following conditions: 1) Unilens provides written notice of any disputed amount within seven (7) days of the date a shipment is delivered; and 2) the parties are unable to reach resolution of the disputed amount within twenty-one (21) days after the date B&L receives such notice. However, nothing herein shall preclude the parties from exercising any of their legal remedies for redress of disputes, including but not limited to termination for breach.

          4. Delivery. B&L shall ship to Unilens the quantity of Product confirmed for delivery by B&L pursuant to Section 2.2. Product shall be delivered FOB B&L's manufacturing facility. Upon delivery to the carrier, title of such Product shall pass to Unilens and Unilens shall assume and bear all risks and liability with respect to the loss or damage of the Product. Freight, sales, excise and like taxes imposed by governmental entities charges shall be paid by Unilens. B&L reserves the right to make partial shipments of Unilens' Firm Order provided Unilens is notified of and approves in advance any partial shipment.

          5.    Packaging and Labeling

          5.1. Specification and Design. Products shall be packaged and labeled as mutually agreed between B&L and Unilens and as required, in B&L's determination, by state and federal regulations. Upon reasonable notice, B&L will make, at Unilens' expense, any improvements or alterations to packaging or labeling as requested by Unilens and implement such alterations or improvements at the earliest opportunity. Any alterations to these components will be at Unilens' expense and Unilens shall be responsible for purchasing unused labeling and packaging ordered prior to the alterations. B&L will purchase only printed components that have received Unilens' prior approval.

          5.2. Changes in Specifications. B&L shall notify Unilens as soon as B&L becomes aware of any change in Specifications or the manufacturing process that would result in changes to labeling of Unilens' Product, but in no event shall B&L give Unilens less than thirty (30) days prior written notice of any such change.

          6.    Limited Product Warranty. B&L represents and warrants to
Unilens that, at the time of delivery, the Product shall be free from defects in materials and workmanship and shall have been manufactured, packaged, labeled, and supplied in conformance with the Specifications and applicable laws, governmental rules and regulations including, but not limited to, QSR requirements. THE FOREGOING WARRANTY IS EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

          7.    Trademarks

          7.1. During the term of this Agreement and thereafter, Unilens shall not advertise or sell any products, including the Product, in any manner that is detrimental to the image, quality or reputation of B&L's branded products. Furthermore, Unilens shall not advertise the Product in a manner that compares its performance or price to any of B&L's branded contact lenses, or in a manner that claims superiority thereto. Generic claims regarding modality or general economic advantage shall not be considered a violation of this provision. In the event Unilens breaches the foregoing commitment, B&L shall be entitled to terminate this Agreement without further notice and without effect on the License Agreement.

          7.2. Unilens represents and warrants that it is the exclusive owner of all trademarks, trade dress, service marks, copyright symbols and/or tradenames which will appear on the Product labeling, packaging and/or advertising or promotional materials ("Unilens Marks") and that the Unilens Marks are valid and free of encumbrances and do not infringe upon or otherwise conflict with the trademark, trade name, trade dress or copyright rights of any third party. The Unilens Marks are described on Exhibit 7.2.

          7.3. During the term of this Agreement and thereafter, B&L shall not use the trademark "Unilens", except as expressly permitted by Unilens or as permitted under this Agreement. All goodwill associated with the Unilens Marks shall inure solely to the benefit of Unilens and its affiliates.

          7.4. Unilens shall defend, indemnify, and hold B&L harmless from and against all claims, liabilities, costs and expenses, including without limitation, reasonable attorney's fees, resulting from (i) alleged or actual trademark, trade name or trade dress or copyright infringement involving labeling, packaging or promotional materials used in connection with the

Product or (ii) violations by Unilens of law or the legal rights of third parties in connection with the marketing and sale of the Product.

          8.    Indemnification and Insurance

          8.1. Indemnification by B&L. B&L shall indemnify, defend, save and hold Unilens, its Affiliates, officers, directors, employees and agents harmless from and against all claims, liabilities, costs and expenses, including without limitation, reasonable attorney's fees, arising as a result of: (i) B&L's breach of any warranty or covenant made by B&L in this Agreement or (ii) any actual defect in Product manufactured and delivered to Unilens hereunder arising out of B&L's failure to manufacture Product in accordance with the terms of this Agreement. Such indemnity shall be subject to the requirement that Unilens shall promptly provide B&L with written notice of any claim for which indemnification is sought, and Unilens shall provide its reasonable cooperation, information and assistance in connection therewith. B&L shall have the primary control and authority with respect to the defense, settlement and comprise of any such claim.

          8.2. Indemnification by Unilens. Unilens shall indemnify, defend, save and hold B&L, its Affiliates, officers, directors, employees and agents harmless from and against all claims, liabilities, costs and expenses, including without limitation, reasonable attorney's fees, arising as a result of: (i) Unilens' breach of any warranty or covenant made by Unilens in this Agreement or
(ii) any actual or alleged defect in any Product caused by the intentional or negligent actions or omissions of Unilens. Such indemnity shall be subject to the requirement that B&L shall promptly provide Unilens with written notice of any claim for which indemnification is sought, and B&L shall provide its reasonable cooperation, information and assistance in connection therewith. Unilens shall have the primary control and authority with respect to the defense, settlement and comprise of any such claim.

          8.3. Limitation of Liability. EXCEPT WHERE EITHER PARTY COMMITS A WILLFUL, INTENTIONAL BREACH OF ANY MATERIAL PROVISION UNDER THIS AGREEMENT, OR BREACH DUE TO GROSS NEGLIGENCE, SUCH BREACHING PARTY SHALL NOT BE RESPONSIBLE OR LIABLE UNDER ANY PROVISION OF THIS AGREEMENT OR UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY RESULTANT INDIRECT, SPECIAL OR EXEMPLARY DAMAGES OR, SPECIFICALLY, CONSEQUENTIAL DAMAGES SUCH AS LOSS OF PROSPECTIVE PROFITS OR DAMAGE TO GOODWILL AND REPUTATION.

          8.4. During the term of this Agreement, B&L shall, at its sole cost and expense, procure and maintain comprehensive Commercial General Liability Insurance, including coverage for products/ completed operations, with annual limits of liability of not less than one million dollars ($1,000,000) per occurrence, one million dollars ($1,000,000) general aggregate, and three million dollars ($3,000,000) products/completed operations aggregate, or their equivalent in non-US locations. Unilens shall, at its sole cost and expense, procure and maintain comprehensive Commercial General Liability Insurance, including coverage for products/completed operations, with annual limits of liability of not less than one million dollars ($1,000,000) per occurrence, one million dollars ($1,000,000) general aggregate, and three million dollars ($3,000,000) products/completed operations aggregate, or their equivalent in non-US locations. At Unilens' request, B&L shall provide Unilens with a certificate naming Unilens as an additional insured on B&L's policies.

          9.    Customer Complaints and Adverse Reaction Reports

          9.1. Monitoring and Investigation. Unilens shall monitor reports of adverse reactions and product complaints concerning the Product purchased by it and notify B&L in writing within two (2) business days of receipt of any written or oral Product complaint or report of adverse reaction. B&L will cooperate with Unilens by performing any physical and/or analytical product investigation in accordance with B&L's product complaint and adverse reaction procedures. Upon completion of the investigation, or at any time upon B&L's request, Unilens shall forward a copy of the complaint file to B&L.

          9.2. Reporting Obligations. B&L shall be responsible for reporting product complaints and adverse reactions to the appropriate U.S. regulatory authority per B&L's product complaint and adverse reaction procedure. Unilens shall provide assistance and information from Unilens' investigation to B&L.

          9.3. Communication With Government Agencies. In the event Unilens transmits or receives any communication, memorandum, or other correspondence to or from any government agency or other authority in the Territory concerning Product production, assembly, efficacy, safety, labeling, or any other matter relating to Product, Unilens shall transmit a copy of same to B&L within forty-eight (48) hours after transmittal or receipt thereof.

          10. Confidentiality and Publicity. The Confidentiality and Publicity provisions contained in the License Agreement shall apply with equal force to this Agreement.

          11.   Recalls

          11.1. Unilens and B&L shall immediately contact each other in the event that either party has reason to believe that a recall or withdrawal of the Product may be necessary. In the event Unilens or B&L believes that a recall, product withdrawal or field correction may be necessary and/or appropriate, prior to taking action the party believing such action necessary shall immediately notify the other party and the parties shall cooperate with each other in determining the necessity and nature of such action. Unilens shall, in consultation with B&L, resolve any issues with respect to the recall of any such Product including, without limitation, the necessity of declaring the recall, the manner in which the recall should be conducted and the duration of the recall; provided, however, that the ultimate decision of whether to recall Product shall rest with B&L. B&L will cooperate fully with Unilens with respect to any such recall and shall permit Unilens representatives to be directly involved with any communications with the FDA related to any such recall.

          11.2. B&L shall reimburse Unilens for reasonable out of pocket costs that Unilens incurs as the result of any recall, or product withdrawal, or field correction arising out of (i) any breach by B&L of the warranties contained in this Agreement, or (ii) any breach by B&L of any provision of this Agreement; or
(iii) the negligence, act or omission of B&L, its employees, agents or representatives. Unilens shall reimburse B&L for reasonable out of pocket costs that B&L incurs as the result of any recall, or product withdrawal, or field correction arising out of (i) any breach by Unilens of any provision of this Agreement, or (ii) the negligence, act or omission of Unilens, its employees, agents or representatives. In the event that any recall, product withdrawal, or field correction arises out of a cause not attributable to either Unilens or B&L, the parties agree to evenly share all such costs. Notwithstanding the above, neither party shall be liable to the other for consequential, incidental or indirect damages relating to such recall.

          12.   Term and Termination

          12.1. Term. This Agreement shall become effective upon the Effective Date and shall remain in effect for one (1) year. Thereafter, this Agreement shall automatically renew for successive one (1) year periods, unless B&L or Licensor gives the other at least ninety (90) days prior written notice before the end of any term.

          12.2. Termination.

                12.2.1. Termination of the License Agreement. This Agreement shall automatically terminate upon termination of the License Agreement for any reason.

                12.2.2. Termination Without Cause. B&L may terminate this Agreement without cause upon providing not less than ninety (90) days prior written notice to Unilens. In the event B&L elects to terminate this Agreement under this Section, Unilens shall have the option of terminating the License Agreement on ninety (90) days prior written notice to B&L. Unilens' option to terminate the License Agreement under this Section shall expire sixty (60) days after receipt of notice by B&L of B&L's determination to terminate this Agreement without cause.

                12.2.3. Termination For Breach. Either party may terminate this Agreement on the breach of the other party where such breach is not cured within sixty (60) days of written notice delivered to the defaulting party; provided, however, that only the aggrieved party can terminate this Agreement under this Section. Termination under this Section shall not affect the validity of the License Agreement.

                12.2.4. Termination by Reason of Sale to Significant
Competitor. B&L may terminate this Agreement immediately upon written notice if Unilens acquires, merges with, or its interests are otherwise acquired by a Significant Competitor of B&L. The restrictions in this Section shall be binding on any assignee of Unilens under this Agreement.

                12.2.5. Termination for Discontinuation of Sale. B&L may terminate this Agreement upon ninety (90) days written notice to Unilens if B&L decides to discontinue sale of the Product under the B&L name. Termination under this Section shall not affect the validity of the License Agreement.

          12.3. Post-Termination Obligations. All obligations of Unilens arising prior to termination of this Agreement shall be fulfilled notwithstanding termination, including without limitation, Unilens' obligations to purchase B&L's inventory of Product (whether in process or not) covered by a Firm Order or other order and any reasonable inventory of packaging or other components specific to the Product manufactured for Unilens. In the event B&L terminates this Agreement without cause under Section 12.2.2 or 12.2.5, Unilens shall have the option, exercisable within fifteen (15) days of the date of notice of termination, to submit a one time firm order to purchase up to the next nine (9) months of Product in the then-current Rolling Forecast. The Product subject to the order may be delivered in equal monthly installments or on a more frequent basis as determined by B&L in its sole discretion.

          13. Force Majeure. Neither party shall be responsible or liable to the other hereunder for failure or delay in performance of this Agreement due to any war, fire, accident or other casualty, or any labor disturbance or act of God or the public enemy, or any other contingency beyond such party's reasonable control. In addition, the party affected by such force majeure shall use reasonable efforts, consistent with good business judgment, to eliminate, cure and overcome any of such causes and resume performance of its obligations and to keep the other party informed of such efforts. In no event will this provision apply to excuse a party from any payment obligation under this Agreement.

          14. Assignment of Transfer of Rights. Neither B&L nor Unilens shall be permitted to assign or otherwise transfer its rights and obligations under this Agreement without the prior written consent of the other party, and any assignment or transfer without such consent shall be deemed void and without legal effect. Notwithstanding the above, B&L shall be entitled to assign this Agreement to an Affiliate or purchaser of substantially all of the assets to which this Agreement applies.

          15. Notices. All notices or communications required or permitted hereby shall given in writing and mailed postage prepaid by first class certified or registered mail, or sent by a nationally recognized express courier service, or hand delivered at the following addresses.

                As to B&L:           Bausch & Lomb Incorporated
                                     One Bausch & Lomb Place
                                     Rochester, New York 14604
                                     Attn: General Counsel
                                     Copy: Senior Vice President, RD&E

                As to Unilens:       Unilens Corporation USA
                                     10431 72/nd/ Street
                                     North Largo, Florida 33777
                                     Attn: President
                                     Copy: Chief Financial Officer

Any notice, if mailed properly addressed, postage prepaid, shall be deemed made three days after the date of mailing as indicated on the certified or registered mail receipt, or on the next business day if sent by express courier service or on the date of receipt if hand-delivered. A party may change its address for receipt of notice by written notice to the other party in the manner set forth above.

          16. Applicable Law. Any legal or other action hereunder shall be brought in the State and federal courts nearest the principal place of business of the defendant in any such action, and this Agreement shall be construed and interpreted and its performance shall be governed by the substantive laws of the State where such courts are located, i.e., New York, if B&L is the defendant, and Florida if Unilens is the defendant, without regard to the state's conflict of laws principles. The Parties consent to the exclusive personal jurisdiction and venue of such courts in the event of such action.

          17. Survival. The provisions of Articles 8, 9, and 10 shall survive the termination of this Agreement as well as those provisions that, by their meaning and intent, have applicability beyond the term of this Agreement.

          18. Waiver. The parties hereto acknowledge and agree that any failure on the part of the other to enforce at any time, or for any period of time, any provision of this Agreement shall not be deemed or construed to be a waiver of such provision or of the right of such party thereafter to enforce such provision.

          19. Entire Agreement. This Agreement represents the entire agreement between the parties with respect to the subject matter hereof and, except for the License Agreement, supercedes all prior agreements, representations, and undertakings. Any modification to this Agreement must be in writing, signed by both parties.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

BAUSCH & LOMB INCORPORATED              UNILENS CORPORATION


By: /s/ Angela J. Panzarella            By: /s/ A.W. Vitale
    ---------------------------------       ------------------------------------
    Title:  Corp. Vice President,           Title:  President CEO & Chairman
            Global Vision Care